# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vista Credit Strategic Lending Corp., CIK 0001919369
CUSIP: 92839L107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Date of event which requires filing of this statement: 09/27/2024
Filed by CIK 0001216495
Persons authorized to receive notices and communications: Monica J. Shilling, P.C., 2049 Century Park East, Suite 3700, Los Angeles, California (CA), 90067, 310-552-4200

## Reporting persons
- Vista Credit BDC Management, L.P. (CIK 0001919375): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,272.17; sole dispositive power 0; shared dispositive power 1,272.17; aggregate amount beneficially owned 1,272.17 (0% of the class)
  Comment: Percent of class, above, is based on information provided by the Issuer as of September 27, 2024, reflecting 9,606,809.360 shares of Common Stock of the Issuer issued and outstanding as of such date.
- Vista Credit GP Holdco, LLC (CIK 0001989630): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,272.17; sole dispositive power 0; shared dispositive power 1,272.17; aggregate amount beneficially owned 1,272.17 (0% of the class)
  Comment: Percent of class, above, is based on information provided by the Issuer as of September 27, 2024, reflecting 9,606,809.360 shares of Common Stock of the Issuer issued and outstanding as of such date.
- VHG Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 889,799.61; sole dispositive power 0; shared dispositive power 889,799.61; aggregate amount beneficially owned 889,799.61 (0.1% of the class)
  Comment: Percent of class, above, is based on information provided by the Issuer as of September 27, 2024, reflecting 9,606,809.360 shares of Common Stock of the Issuer issued and outstanding as of such date.
- VEP Group, LLC (CIK 0001216495): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 891,071.79; sole dispositive power 0; shared dispositive power 891,071.79; aggregate amount beneficially owned 891,071.79 (0.1% of the class)
  Comment: Percent of class, above, is based on information provided by the Issuer as of September 27, 2024, reflecting 9,606,809.360 shares of Common Stock of the Issuer issued and outstanding as of such date.
- Robert F. Smith (CIK 0001216497): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 891,071.79; sole dispositive power 0; shared dispositive power 891,071.79; aggregate amount beneficially owned 891,071.79 (0.1% of the class)
  Comment: Percent of class, above, is based on information provided by the Issuer as of September 27, 2024, reflecting 9,606,809.360 shares of Common Stock of the Issuer issued and outstanding as of such date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Vista Credit Strategic Lending Corp.
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing: This statement is filed by Vista Credit BDC Management, L.P., a Delaware limited liability company; Vista Credit GP Holdco, LLC, a Delaware limited liability company; VHG Capital, L.P., a Delaware limited liability company; VEP Group, LLC, a Delaware limited liability company; and Robert F. Smith. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: 50 Hudson Yards, Floor 77, New York, NY, 10001
Present principal occupation or employment: The principal business of the Reporting Persons is providing investment advisory and investment management services.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.
Citizenship: Vista Credit BDC Management, L.P., Vista Credit GP Holdco, LLC, VHG Capital, L.P., and VEP Group, LLC are organized under the laws of the state of Delaware. Mr. Robert F. Smith is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Existing Schedule 13D (as defined in Item 4 of this Statement) is hereby amended and restated in its entirety as follows: Pursuant to the Issuer's capital drawdown notice in respect of VHG's aggregate capital commitment of $50,000,000, on September 27, 2024 VHG purchased 123,655.400 shares of Common Stock at a price of $19.65 per share of Common Stock, for an aggregate purchase price of $2,429,828.61. The source of funds for such purchase was working capital. After giving effect to the reported purchase, VHG's remaining uncalled capital commitment is $31,757,216.36. In addition, amounts reported on this Schedule 13D include 11.562 shares of Common Stock received subsequent to the Existing Schedule 13D pursuant to the Issuer's distribution reinvestment plan. The source of funds for these shares was distributions received with respect to shares of Common Stock owned by the Reporting Persons and reinvested into shares of Common Stock pursuant to the Issuer's distribution reinvestment plan.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Existing Schedule 13D is hereby amended and supplemented as follows: This Amendment No. 6 amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 12, 2023, as amended by Amendment No. 1 filed with the SEC on November 9, 2023, as amended by Amendment No. 2 filed with the SEC on December 6, 2023, as amended by Amendment 3 filed with the SEC on December 21, 2023, as amended by Amendment 4 filed with the SEC on March 27, 2024, and as amended by Amendment 5 filed with the SEC on July 1, 2024 (as amended, the "Existing Schedule 13D"). Except as set forth herein, the Existing Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Existing Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Existing Schedule 13D is hereby amended and restated in its entirety as follows: The following information is as of the date hereof and assumes there are 9,606,809.360 shares of Common Stock outstanding as of September 27, 2024, based on information furnished by the Issuer. The Adviser is the direct beneficial owner of 1,272.174 shares of Common Stock. The Common Stock held by the Adviser represents 0.01% of the Common Stock outstanding as of the date of this Statement. Holdco is the sole general partner of the Adviser. Holdco's sole member is VEP Group. VHG is the direct beneficial owner of 889,799.612 shares of Common Stock. The Common Stock held by VHG represents 9.3% of the Common Stock outstanding as of the date of this Statement. VEP Group is the general partner of VHG. Robert F. Smith is the sole managing member of VEP Group. Consequently, Mr. Smith and VEP Group may be deemed the beneficial owners of the shares held directly by the Adviser and VHG. Each of the Vista Entities and Mr. Smith expressly disclaim beneficial ownership of any shares not held directly and the filing of this Statement shall not be construed as an admission that any of the foregoing is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Existing Schedule 13D is hereby amended and restated in its entirety as follows: By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.
Transactions in the class effected during the past sixty days: Item 5(c) of the Existing Schedule 13D is hereby amended and restated in its entirety as follows: Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock since July 1, 2024 (the date that Amendment No. 5 to the Existing Schedule 13D was filed with the SEC).
Other persons with the right to receive dividends or sale proceeds: With respect to Item 5(d), there are no changes from the information provided on the Existing Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: With respect to Item 6, there are no changes from the information provided on the Existing Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: With respect to Item 7, there are no changes from the information provided on the Existing Schedule 13D.

## Signatures
- Vista Credit BDC Management, L.P.: Vista Credit BDC Management, L.P., Robert F. Smith/Managing Member (10/01/2024)
- Vista Credit GP Holdco, LLC: Vista Credit GP Holdco, LLC, Robert F. Smith/Managing Member (10/01/2024)
- VHG Capital, L.P.: VHG Capital, L.P., Robert F. Smith/Managing Member (10/01/2024)
- VEP Group, LLC: VEP Group, LLC, Robert F. Smith/Managing Member (10/01/2024)
- Robert F. Smith: Robert F. Smith, Robert F. Smith (10/01/2024)